# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maris-Tech Ltd., CIK 0001872964
CUSIP: M68057104
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 2 Yitzhak Modai Street, Rehovot, Israel (L3), 7608804
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001749628

## Reporting persons
- L.I.A. Pure Capital Ltd.: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 484,321; shared voting power 0; sole dispositive power 484,321; shared dispositive power 0; aggregate amount beneficially owned 484,321 (4.98% of the class)
  Comment: Percentage calculated based on 9,698,626 ordinary shares, no par value per share, of Maris-Tech Ltd. (the "Issuer") issued and outstanding as of the date hereof, which amount was provided to the Reporting Person by the Issuer.

## Item 1. Issuer
Name of issuer: Maris-Tech Ltd.
Address of issuer's principal executive offices: 2 Yitzhak Modai Street, Rehovot, ISRAEL, 7608804.

## Item 2. Person Filing
Name of person filing: L.I.A. Pure Capital Ltd.
Address of principal business office or, if none, residence: 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein. Amount beneficially owned by the Reporting Person consists of (i) 464,321 Ordinary Shares and (ii) 20,000 Ordinary Shares which may be acquired by the Reporting Person within 60 days of the date hereof through the exercise of an option.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman / Chief Executive Officer (05/15/2026)